WIND ENERGY AMERICA INC.
12100 Singletree Lane, Suite 100
Eden Prairie, MN 55344

June 18, 2007

Ms. Patricia Armelin
Securities and Exchange Commission
Washington, D.C. 20549

RE:   Your letter dated May 21, 2007 regarding Form 8-K Item 4.01

Dear Ms. Armelin:

Please be advised that the registrant, Wind Energy America Inc., hereby acknowledges the following:

(i)	registrant is responsible for the adequacy and accuracy of disclosures in its filings with the SEC;
(ii)	that SEC staff comments or changes to disclosure in response to such staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with the respect to the filings; and
(iii)	registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Wind Energy America Inc.

By	/s/ Robert O. Knutson
Robert O. Knutson, CEO